Exhibit 99.4

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
HAILIANG EDUCATION GROUP INC.
May 25, 2017
GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. today via www. astfinancial.com to enjoy online access.
Please sign, date and mail
your proxy card in the
envelope provided so that
your vote is received on or
before 10:00 AM on May 22, 2017.
Please detach along perforated line and mail in the envelope provided.
00033333330300000000 1 052517
RESOLUTIONS PRESENTED FOR CONSIDERATION BY THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON MAY 25, 2017
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE
1. To re-elect Mr. Ming Wang as a director of the Company to hold office until the next annual general meeting.
2. To re-elect Mr. Ying Xin as a director of the Company to hold office until the next annual general meeting.
3. To re-elect Mr. Xiaofeng Cheng as a director of the Company to hold office until the next annual general meeting.
4. To re-elect Mr. Xiaohua Gu as a director of the Company to hold office until the next annual general meeting.
5. To re-elect Mr. Ken He as a director of the Company to hold office until the next annual general meeting.
6. To authorize the Board of Directors to fix the remuneration of the directors.
7. To approve, ratify and confirm the appointment of Marcum Bernstein & Pinchuk
LLP as the Company’s independent auditors for the year ending June 30, 2017, and to authorize the Board of Directors to fix their remuneration.
8. To approve waiver of an annual general meeting for the fiscal year ended June 30, 2016.
FOR AGAINST ABSTAIN
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
Signature of Shareholder Date:
Signature of Shareholder
Date:
Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
HAILIANG EDUCATION GROUP INC.
May 25, 2017
PROXY VOTING INSTRUCTIONS
INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.
TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.
Vote online/phone until 11:59 PM EST on May 21, 2017.
MAIL - Sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10 AM on May 22, 2017.
GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.
COMPANY NUMBER ACCOUNT NUMBER
Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.
000333333303000000001052517
RESOLUTIONS PRESENTED FOR CONSIDERATION BY THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON MAY 25, 2017
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE
1. To re-elect Mr. Ming Wang as a director of the Company to hold office until the next annual general meeting.
2. To re-elect Mr. Ying Xin as a director of the Company to hold office until the next annual general meeting.
3. To re-elect Mr. Xiaofeng Cheng as a director of the Company to hold office until the next annual general meeting.
4. To re-elect Mr. Xiaohua Gu as a director of the Company to hold office until the next annual general meeting.
5. To re-elect Mr. Ken He as a director of the Company to hold office until the next annual general meeting.
6. To authorize the Board of Directors to fix the remuneration of the directors.
7. To approve, ratify and confirm the appointment of Marcum Bernstein & Pinchuk
LLP as the Company’s independent auditors for the year ending June 30, 2017, and to authorize the Board of Directors to fix their remuneration.
8. To approve waiver of an annual general meeting for the fiscal year ended June
30, 2016.
FOR AGAINST ABSTAIN
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
Signature of Shareholder
Date:
Signature of Shareholder
Date:
Note:
Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustees or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.